919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

February 1, 2016	Martin C. Glass Tel +1 212 891 1672 mglass@jenner.com

Via overnight courier

Larry Spirgel

Assistant Director AD Office 11 - Telecommunications

United States Securities and Exchange

Commission

100 F Street, NE

Washington, DC 20549

Re:	Staffing 360 Solutions, Inc. Registration Statement on Form S-3 Filed January 7, 2016 File No.: 333-208910

Dear Mr. Spirgel:

On behalf of Staffing 360 Solutions, Inc. (the “Registrant” or “the Company”), we hereby submit the Registrant’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 22, 2016 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) dated as of January 7, 2016.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment.

Recent Developments, page 18

1.	We note your disclosure regarding the final judgment in the claim against you by NewCSI, Inc. and your belief that the final outcome of the litigation will not have a material adverse effect on the company’s financial condition or results of operations. Please revise your disclosure to clarify the basis for this belief in light of your liquidity position, including your restructuring plan and recent loan modifications, and the net losses of $17.5 million and $8.7 million you incurred in fiscal year 2015 and in the six-month period ended November 30, 2015, respectively.

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

United States Securities and Exchange Commission

February 1, 2016

Response:

In response to the Staff’s comment, the Company is supplementally providing the Staff with supporting information relating to the final judgment in the claim against the Registrant by NewCSI, Inc. The judgment recorded against the Registrant on October 21, 2015 awarded $1,405,602 (inclusive of interest and other costs totaling $99,025) to the plaintiff NewCSI shareholders. In the fiscal year ended May 31, 2015, the Registrant accrued $1,712,020 in anticipation of this judgment. On January 7, 2016, the Registrant filed an appeal against the judgment with the United States Court of Appeals for the Fifth Circuit Court. On January 15, 2016 the United States District Court for the Western District of Texas, Austin Division (the “District Court”), recommended an award of $551,727 to the plaintiff NewCSI shareholders for legal fees (inclusive of post-trial legal fees totaling $46,998), which will potentially increase the total award for the plaintiffs to $1,957,329. This recommendation is still pending. On January 26, 2016, the District Court set the bond in respect of the NewCSI litigation at $1,383,763. The Company has 14 days from January 26, 2016 to post the bond.

As of November 30, 2015, the Registrant had an accrual balance of $1,694,616 in respect of the NewCSI litigation. The District Court has not taken into consideration payments totaling $413,516 made by the Registrant to NewCSI, which would reduce the judgment to $1,543,813. The Registrant believes it has adequately reserved for the judgment; however, if the District Court awards NewCSI the $551,727 in legal fees, the reserves held by the Registrant in respect of this litigation would be deficient by $262,713. The Registrant filed its Form 10-Q for the six month period ended November 30, 2015 on January 14, 2016 and did not foresee the District Court’s recommendation made on January 15, 2016 to include $551,727 in legal fees and the District Court’s decision to exclude the payments made to NewCSI totaling $413,516. The Registrant will take the appropriate steps to record the additional $262,713 reserve deficiency based on the information received since the January 14, 2016 filing. The Registrant submits that such a reserve deficiency would not have a material adverse impact on its financial condition.

In relation to liquidity, the Company wishes to supplementally inform the Staff that the Registrant’s principal lenders – MidCap Financial Services LLC and Hillair Capital Management LLC – have agreed to fund the bond required by the United States Court of Appeals for the Fifth Circuit Court and, therefore, the Registrant will not be required to satisfy the bond from its operational resources.

For all the reasons discussed above, the Registrant respectfully submits that its current disclosure contains a sufficient basis for its belief that the final outcome of the litigation will not have a material adverse effect on its financial condition or results of operations and that no changes to its current disclosure are necessary.

United States Securities and Exchange Commission

February 1, 2016

In addition, the Company respectfully advises the staff that the Registrant’s net loss for the six-month period ended November 30, 2015 was $4.871 million. The Comment Letter erroneously states that the Registrant’s net loss for the period was $8.7 million.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Gregory Dundas, Kathleen Krebs

United States Securities and Exchange Commission